02044593

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

P.E.
7/1/02

For the month of July, 2002

Wheaton River Minerals Ltd.
(Translation of registrant's name into English)

Suite 1500, 700 West Pender St., Vancouver, British Columbia V6C 1G8 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X______ Form 40-F____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________ No _____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

1. In a press release issued on May 14, 2002, Wheaton River Minerals Ltd. (the "Company") announced a proposed private placement of 82 million special warrants for aggregate proceeds of Cdn$94.3 million. Each special warrant entitles the holder to acquire, without further payment, one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable for five years at Cdn$1.65 to acquire one common share of the Company. The net proceeds of the private placement will be used to fund a portion of the purchase price for the previously announced acquisition of Minas Luismin, S.A. de C.V. ("Luismin"), one of Mexico's largest producers of gold and silver. (See Exhibit 99.1)

2. In a press release issued on May 27, 2002, the Company announced additional information relating to its acquisition of Luismin: The Toronto Stock Exchange on May 17, 2002 conditionally accepted notice of the Company's proposed acquisition of Luismin; the Company scheduled for June 17, 2002 an annual and special meeting of its shareholders who will be asked to authorise the issuance of the Company's shares related both to the acquisition of Luismin and the financing described at item 1 above; and the Company clarified its April 24, 2002 press release containing statements based on inferred mineral resources in order to conform with certain technical requirements of National Instrument 43-101 of the Canadian Securities Administrators ("NI-43-101"). (See Exhibit 99.2)

3. In a press release issued on May 30, 2002, the Company announced the closing of its previously-announced private placement of special warrants (item 1 above), the offering size for which was expanded by the syndicate of agents from 82 million to 110 million special warrants. (See Exhibit 99.2)

4. In a press release issued on June 20, 2002, the Company announced, among other things, the closing of its previously-announced (item 1 above) acquisition of Luismin on June 19, 2002 for consideration of US$75,000,000 and 9,084,090 common shares of the Company, and an agreement to issue an additional 11,355,113 common shares if the price of silver averages US$5 over a period of 60 trading days prior to June 19, 2004. (See Exhibit 99.3)

5. In a press release issued on July 15, 2002, the Company announced, among other things, that it has filed a preliminary prospectus to qualify the distribution of 110,000,000 of its common shares and 55,000,000 of its common share purchase warrants which are issuable, without payment of additional consideration, upon the exercise of 110,000,000 special warrants issued and sold on May 30, 2002 (item 3 above). (See Exhibit 99.4)

Exhibit Index

99.1 Material Change Report on Form 27 Under Section 75(2) of the Securities Act (Ontario), dated May 24, 2002, with respect to material change on May 14, 2002.

99.2 Material Change Report on Form 27 Under Section 75(2) of the Securities Act (Ontario), dated June 5, 2002, with respect to material changes on May 27, 2002 and May 30, 2002.

99.3 Material Change Report on Form 27 Under Section 75(2) of the Securities Act (Ontario), dated June 25, 2002, with respect to material change on June 19, 2002.

99.4 Material Change Report on Form 27 Under Section 75(2) of the Securities Act (Ontario), dated July 18, 2002, with respect to material change on July 11, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: July 29, 2002

By: D Price
Name: T. Derek Price
Title: Chief financial Officer

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1. **Reporting Issuer**

   Wheaton River Minerals Ltd. ("Wheaton")
   Suite 1500, 700 West Pender Street
   Vancouver, BC V6C 1G8

2. **Date of Material Change**

   May 14, 2002

3. **Press Release**

   A press release with respect to the material change referred to in this report was issued on May 14, 2002.

4. **Summary of Material Change**

   Wheaton announced a proposed private placement of 82 million special warrants at a price of CDN$1.15 per special warrant for aggregate proceeds of CDN$94.3 million. Griffiths McBurney & Partners is acting as lead agent in connection with the private placement in a syndicate which also includes BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Haywood Securities Inc. Each special warrant entitles the holder to acquire, without further payment, one common share of Wheaton and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder thereof to acquire one common share of Wheaton at a price of CDN$1.65 per share for a period of five years following the closing.

   The agents have the option, exercisable at any time prior to the closing, to increase the size of the offering by up to 20 million special warrants for additional aggregate proceeds of up to CDN$23 million. Subsequent to the date of the press release, Wheaton River granted the agents an additional option, exercisable at any time prior to the closing, to increase the size of the offering by a further 8 million special warrants for additional aggregate proceeds of up to CDN$9.2 million.

5. **Full Description of Material Change**

Wheaton announced a proposed private placement of 82 million special warrants at a price of CDN$1.15 per special warrant for aggregate proceeds of CDN$94.3 million. Griffiths McBurney & Partners is acting as lead agent in connection with the private placement in a syndicate which also includes BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Haywood Securities Inc. Each special warrant entitles the holder to acquire, without further payment, one common share of Wheaton and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder thereof to acquire one common share of Wheaton at a price of CDN$1.65 per share for a period of five years following the closing.

The agents have the option, exercisable at any time prior to the closing, to increase the size of the offering by up to 20 million special warrants for additional aggregate proceeds of up to CDN$23 million. Subsequent to the date of the press release, Wheaton River granted the agents an additional option, exercisable at any time prior to the closing, to increase the size of the offering by a further 8 million special warrants for additional aggregate proceeds of up to CDN$9.2 million.

The net proceeds from the private placement will be used to fund a portion of the purchase price payable by Wheaton in connection with the previously announced acquisition of Minas Luismin, S.A. de C.V., one of Mexico's largest producers of gold and silver. The net proceeds from the private placement will be deposited in escrow pending completion of the Luismin acquisition and receipt of the requisite shareholder approval.

Completion of the private placement is subject to receipt of all necessary regulatory and other approvals including the approval of the Toronto Stock Exchange. The private placement is scheduled to close on or about May 30, 2002.

6. **Reliance on Subsection 75(3) of the Securities Act (Ontario)**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

For further information contact T. Derek Price, Vice President, Finance and Chief Financial Officer at (604) 684-9648.

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 24th day of May, 2002.

"Ian W. Telfer"
Ian W. Telfer
Chairman and
Chief Executive Officer

Exhibit 99.2

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1. **Reporting Issuer**

Wheaton River Minerals Ltd. ("Wheaton")
Suite 1500, 700 West Pender Street
Vancouver, BC V6C 1G8

2. **Date of Material Changes**

May 27, 2002 and May 30, 2002

3. **Press Releases**

Press releases with respect to the material changes referred to in this report were issued on May 27, 2002 and May 30, 2002.

4. **Summary of Material Changes**

On May 30, 2002, Wheaton announced the closing of its previously announced private placement of 110 million special warrants at a price of $1.15 per special warrant for aggregate gross proceeds to Wheaton of $126.5 million. The initial offering size of 82 million special warrants was expanded to 110 million special warrants by the syndicate of agents.

On May 27, 2002, Wheaton provided further information relating to its previously announced proposed acquisition of Minas Luismin, S.A. de C.V.

5. **Full Description of Material Changes**

On May 30, 2002, Wheaton announced the closing of its previously announced private placement of 110 million special warrants at a price of $1.15 per special warrant for aggregate gross proceeds to Wheaton of $126.5 million. The initial offering size of 82 million special warrants was expanded to 110 million special warrants by the syndicate of agents led by Griffiths McBurney & Partners, including BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Haywood Securities Inc.

Each special warrant entitles the holder to acquire, without further payment, one common share of Wheaton and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder thereof to acquire one common share of Wheaton at a price of $1.65 per share until May 30, 2007.

The net proceeds from the private placement were deposited in escrow and will be used to fund the cash portion of the purchase price payable by Wheaton in connection with the previously announced proposed acquisition of Minas Luismin, S.A. de C.V., one of Mexico's largest producers of gold and silver. Closing of the acquisition of Luismin is scheduled for mid June 2002.

On May 27, 2002, Wheaton announced further information relating to its previously announced acquisition of Luismin. On May 17, 2002, the Toronto Stock Exchange conditionally accepted notice of Wheaton's proposed acquisition of Luismin. An annual and special meeting of shareholders of Wheaton has been scheduled for June 17, 2002, at which meeting Wheaton shareholders will be asked to authorize the issuance of Wheaton shares relating to both the Luismin acquisition and the special warrant financing (discussed above).

Luismin owns three mining operations (San Dimas, La Guitarra and San Martin) that have produced over 730,000 ounces of gold and 51.5 million ounces of silver since 1991. The San Dimas operations are comprised of three operating mines, Tayoltita, Santa Rita and San Antonio. Production in 2001 totalled 98,000 ounces of gold and 5.75 million ounces of silver at a cash cost of U.S.$200/oz. gold and U.S.$1.66/oz. silver, making it the second largest producer of gold and third largest producer of silver in Mexico.

As clarification to the April 24, 2002 news release, the silver and gold production forecasts contained in such news release regarding Luismin's operations relied substantially on inferred mineral resources. The news release reported that mineral resources that are not mineral reserves do not have demonstrated economic viability, however it did not specify (as required by Section 2.3(3)(b)(ii) of National Instrument 43-101) that the preliminary assessment was preliminary in nature and included inferred mineral resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves and that there is no certainty that the preliminary assessment will be realized. Wheaton filed a draft technical report dated April 24, 2002 relating to the proposed Luismin acquisition with the British Columbia and

Ontario Securities Commissions, however, a copy of the preliminary assessment, the technical report and the proposed disclosure was not pre-filed with the regulator in Ontario as required by Section 2.3(3)(c) of NI 43-101.

The draft technical report filed with the securities regulators relating to the proposed Luismin acquisition was prepared for Wheaton by Watts, Griffis & McOuat Limited. The technical report is currently being clarified and expanded upon based upon comments received. The revisions and additional information which will be incorporated into the report will not result in any changes to the estimated mineral reserves or inferred mineral resources for Luismin's five operating mines as at December 31, 2001 and as previously disclosed.

Velasquez Spring, P.Eng., Senior Geologist, Watts, Griffis & McOuat Limited, a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators, has confirmed the information relating to inferred mineral resources and mineral reserves contained in the news release dated May 27, 2002 derived from the technical report and reviewed it for adequacy and completeness.

6. **Reliance on Subsection 75(3) of the Securities Act (Ontario)**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

For further information contact T. Derek Price, Vice President, Finance and Chief Financial Officer at (604) 684-9648.

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 5th day of June, 2002.

"*T. Derek Price*"
T. Derek Price
Vice-President, Finance and
Chief Financial Officer

Exhibit 99.3

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 75(2)
OF THE SECURITIES ACT (ONTARIO)

1. **Reporting Issuer**

Wheaton River Minerals Ltd. ("Wheaton")
Suite 1500, 700 West Pender Street
Vancouver, BC V6C 1G8

2. **Date of Material Change**

June 19, 2002

3. **Press Release**

A press release with respect to the material change referred to in this report was issued on June 20, 2002.

4. **Summary of Material Change**

Wheaton announced the completion of its previously announced acquisition of Minas Luismin, S.A. de C.V. The purchase price consisted of US$75 million in cash and 9,084,090 Wheaton Common Shares. Wheaton has also agreed to issue an additional 11,355,113 Wheaton Common Shares if the price of silver averages US$5 or more over a period of 60 consecutive trading days prior to June 19, 2004.

Following the acquisition, Wheaton has approximately CAD$31 million in cash and equivalents.

Wheaton is now an intermediate gold and silver producer, with Luismin's 2001 production of 190,600 gold equivalent ounces at a cash cost of US$198 per gold equivalent ounce (98,000 ounces of gold and 5.75 million ounces of silver at a conversion rate of 62 ounces of silver per ounce of gold). From January to May 2002, Luismin produced 78,940 gold equivalent ounces at a cash cost of US$197 per gold equivalent ounce (43,650 ounces of gold and 2.3 million ounces of silver at a conversion rate of 66 ounces of silver per ounce of gold).

5. **Full Description of Material Change**

Wheaton announced the completion of its previously announced acquisition of Minas Luismin, S.A. de C.V. The purchase price consisted of US$75 million in cash and 9,084,090 Wheaton Common Shares. Wheaton has also agreed to issue an additional 11,355,113 Wheaton Common Shares if the price of silver averages US$5 or more over a period of 60 consecutive trading days prior to June 19, 2004.

Wheaton recently raised CAD$126.5 million to fund the cash portion of the purchase price for the acquisition. The success of Wheaton's financing has allowed it to retire debt owed by Luismin and as a result Wheaton goes forward as a debt free company. Following the acquisition, Wheaton has approximately CAD$31 million in cash and equivalents.

Wheaton is now an intermediate gold and silver producer, with Luismin's 2001 production of 190,600 gold equivalent ounces at a cash cost of US$198 per gold equivalent ounce (98,000 ounces of gold and 5.75 million ounces of silver at a conversion rate of 62 ounces of silver per ounce of gold). From January to May 2002, Luismin produced 78,940 gold equivalent ounces at a cash cost of US$197 per gold equivalent ounce (43,650 ounces of gold and 2.3 million ounces of silver at a conversion rate of 66 ounces of silver per ounce of gold).

Antonio Madero, the Chairman and CEO of Sanluis, and Eduardo Luna, the President of Luismin will join the Board of Directors of Wheaton on June 25, 2002 and Mr. Luna will continue in his current position at Luismin.

6. **Reliance on Subsection 75(3) of the Securities Act (Ontario)**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

For further information contact T. Derek Price, Vice President, Finance and Chief Financial Officer at (604) 684-9648.

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 25th day of June, 2002.

"Ian W. Telfer"
Ian W. Telfer
Chairman and
Chief Executive Officer

Exhibit 99.4

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1. **Reporting Issuer**

   Wheaton River Minerals Ltd. ("Wheaton")
   Suite 1500, 700 West Pender Street
   Vancouver, BC V6C 1G8

2. **Date of Material Change**

   July 11, 2002

3. **Press Release**

   A press release with respect to the material change referred to in this report was issued on July 15, 2002.

4. **Summary of Material Change**

   Wheaton announced that it has filed a preliminary prospectus to qualify the distribution of 110,000,000 Wheaton common shares and 55,000,000 Wheaton common share purchase warrants which are issuable, without payment of additional consideration, upon the exercise of 110,000,000 special warrants issued and sold on May 30, 2002. On June 19, 2002, Wheaton completed the acquisition of Minas Luismin, S.A. de C.V. and the proceeds of the private placement special warrants were used to fund such acquisition.

   The preliminary prospectus contains a preliminary assessment that includes an economic analysis of the mining operations of Luismin which uses inferred mineral resources based on a technical report on the Luismin operations prepared by Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers.

   The preliminary assessment has been prepared on the basis that a more representative analysis of the economics of the Luismin operations can be made by projecting the operating plan over a 10-year period. The Luismin mines are currently on a significant capital investment program that will consolidate production and upgrade tailings management at all mines to achieve a lower cost structure in the future operations. To more accurately reflect the return that can be expected for the planned capital expenditures, the 10-year economic analysis requires the inclusion of inferred mineral resources in the latter part of the period. In total, 68% of planned production in the 10-year analysis is based on inferred mineral resources.

5. **Full Description of Material Change**

Wheaton announced that it has filed a preliminary prospectus to qualify the distribution of 110,000,000 Wheaton common shares and 55,000,000 Wheaton common share purchase warrants which are issuable, without payment of additional consideration, upon the exercise of 110,000,000 special warrants issued and sold on May 30, 2002. On June 19, 2002, Wheaton completed the acquisition of Minas Luismin, S.A. de C.V. and the proceeds of the private placement special warrants were used to fund such acquisition.

The preliminary prospectus contains a preliminary assessment that includes an economic analysis of the mining operations of Luismin which uses inferred mineral resources based on a technical report on the Luismin operations prepared by Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers.

The preliminary assessment has been prepared on the basis that a more representative analysis of the economics of the Luismin operations can be made by projecting the operating plan over a 10-year period. The Luismin mines are currently on a significant capital investment program that will consolidate production and upgrade tailings management at all mines to achieve a lower cost structure in the future operations. To more accurately reflect the return that can be expected for the planned capital expenditures, the 10-year economic analysis requires the inclusion of inferred mineral resources in the latter part of the period. In total, 68% of planned production in the 10-year analysis is based on inferred mineral resources.

Watts, Griffis and McOuat concluded that a 10-year economic analysis for the Luismin operations that includes inferred mineral resources is appropriate based on the following reasons:

- Production has been sustained from the San Dimas deposits for more than 200 years;
- Luismin has been successfully conducting the mine operations at San Dimas for 18 years;

- Additional capital investment of approximately US$25 million is currently planned by Luismin for a 30% production increase over the next five years (2002 to 2006);
- Watts, Griffis and McOuat believes that there is a high probability that existing inferred mineral resources will be converted into mineral reserves;
- A study in the main production area at San Dimas covering the period from 1979 to 1998 showed that Luismin was able to achieve a conversion of about 90% of the inferred mineral resources into mineral reserves;
- A study in the secondary production areas at San Martin and La Guitarra covering the period from 1979 to 1998 showed that Luismin was able to achieve greater than 100% conversion of inferred mineral resources into mineral reserves; and
- Luismin operating practice has been to convert mineral resources into mineral reserves primarily through drifting in the mineralization and completion of sampling and mining of the headings.

As mineral resources are not mineral reserves, they do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration. The 10-year economic analysis is a preliminary assessment which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

The parameters used in the preliminary assessment are as follows:

- The capital costs are based on an estimate of the ongoing capital requirements and on the average of the range of the costs estimated by SRK Consulting for the environmental work;
- The operating costs are derived from Luismin's 2001 operating costs with adjustments by Watts, Griffis and McOuat to reflect future anticipated changes;
- The production schedule including tonnages, grades and recoveries are based on data supplied by Wheaton and Luismin, modified by Watts, Griffis and McOuat as appropriate;
- All dollars are constant dollars (i.e. no inflation). Additionally, Watts, Griffis and McOuat has assumed in the model that

changes in the Mexican peso exchange rate would be offset by changes in precious metal prices;

- The base gold price is US$300 per ounce and the base silver price is US$4.70 per ounce;
- The exchange rate of US$ to Mexican pesos is US$1.00 equivalent to 9.10 Mexican pesos;
- Smelting and refining costs are based on Luismin's contract with Johnson Matthey plus Watts, Griffis and McOuat's estimate of shipping costs;
- General & administrative costs are comprised of Luismin's head office expenses in Durango that include central engineering, safety, and environmental costs. Watts, Griffis and McOuat has allocated these costs (based on tonnage mined) back to each project in order to determine the profitability of each project;
- The current corporate tax rate in Mexico is 35% (2002) decreasing to 32% in 2005;
- There is a 10% profit sharing tax in Mexico. Based on the fact that this tax has not been incurred in the past, Watts, Griffis and McOuat has not included the 10% profit sharing tax; and
- Mexican corporate taxes have been calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions as follows:
  - All drilling/drifting capital costs are deducted immediately as Mexican Tax Rules treat these costs as operating costs;
  - All capital leasing costs are deducted immediately;
  - Infrastructure is deducted using the "lump sum" method at a single rate of 57%;
  - All equipment (mining/plant/milling) is deducted using the "lump sum" method at a single rate of 77%;
  - All environmental costs and mine closure are deducted using the "lump sum" method at a single rate of 100%;
  - Administrative capital at 30% lump sum;
  - Air transport capital costs at 25% lump sum;
  - Non-operating capital at 30% lump sum;
  - Total "new capital" depreciation amounts to US$47.2 million out of a total "new" capital cost of US$52.9 million;
  - In addition, the model deducts US$12 million in depreciation pools created by capital expenditures incurred prior to 2002. These depreciation pools cover the period 2002 to 2006. Watts, Griffis and McOuat has extrapolated another US$3.5 million depreciation pool to cover the years 2007 through 2008; and
  - Finally, the model deducts US$41 million for losses carried forward.

The purchase price of Luismin was comprised of US$55 million in cash and 9,084,090 common shares of Wheaton. Wheaton also advanced US$20 million to Luismin that Luismin used to repay all of its existing bank debt. An additional contingent silver payment of 11,355,113 common shares will be paid if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. The preliminary assessment includes approximately US$45.3 million in capital expenditures over the 10-year period for production expansion and environmental upgrades and approximately US$55.5 million over the 10-year period for sustaining capital.

The 10-year analysis of Luismin's operations prepared by Watts, Griffis and McOuat that includes inferred mineral resources is as follows:

Year	Silver Production	Gold Production	Net Revenue	Total Operating Costs	Net Cash Flow to Project after Capital Expenditures (Undiscounted)
	(Oz in thousands)	(Oz)		(US$ in thousands)	
2002	6,642	96,488	58,715	39,500	2,697
2003	6,598	97,748	58,893	38,452	1,621
2004	7,960	90,072	62,730	39,164	12,153
2005	8,494	93,176	66,059	40,075	15,097
2006	9,559	104,703	74,296	43,838	17,485
2007	9,313	100,430	71,912	43,847	15,688
2008	9,067	96,071	69,503	43,856	13,860
2009	9,067	96,071	69,503	43,817	13,792
2010	9,067	96,071	69,503	43,828	13,390
2011	9,067	96,071	69,503	43,840	10,384
					116,167

The terms "Net Revenue", "Total Operating Costs" and "Net Cash Flow to Project" as used in the preliminary assessment are non-GAAP measures, do not have any standard meaning prescribed by GAAP and are unlikely to be comparable to similar measures presented by other issuers.

6. **Reliance on Subsection 75(3) of the Securities Act (Ontario)**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

For further information contact T. Derek Price, Vice President, Finance and Chief Financial Officer at (604) 684-9648.

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 18th day of July, 2002.

"T. Derek Price"
T. Derek Price
Vice-President, Finance and
Chief Financial Officer